Exhibit 99.1

GREENBROOK TMS ANNOUNCES DATES FOR ITS FOURTH QUARTER AND YEAR END 2022 FINANCIAL RESULTS

April 14, 2023 - Toronto, Ontario – Greenbrook TMS Inc. (NASDAQ: GBNH) (“Greenbrook” or the “Company”), will release its 2022 fourth quarter and year end operational and financial results after market hours on April 17, 2023.

FOURTH QUARTER AND YEAR END 2022 CONFERENCE CALL DETAILS:

Bill Leonard, President and Chief Executive Officer, and Erns Loubser, Chief Financial Officer, will host a conference call at 10:00 a.m. (Eastern Time) on April 18, 2023, to discuss the financial results for the quarter.

Dial in Numbers:

Toll Free North America: 1 (888) 396-8049

Toronto: (416) 764-8646

Webcast:

For more information or to listen to the call via webcast, please visit:

www.greenbrooktms.com/investors/events.htm

For those that plan on accessing the conference call or webcast, please allow ample time prior to the call time.

Conference Call Replay:

Following the live call, a replay will be available on the Investor Relations section of the Company’s website, www.greenbrooktms.com/investors/events.htm

About Greenbrook TMS Inc.

Operating through 133 Company-operated treatment centers (following completion of the Company's previously-announced restructuring plan), Greenbrook is a leading provider of Transcranial Magnetic Stimulation ("TMS") and Spravato® (esketamine nasal spray), FDA-cleared, non-invasive therapies for the treatment of Major Depressive Disorder ("MDD") and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Spravato® is offered to treat adults with treatment-resistant depression and depressive symptoms in adults with MDD with suicidal thoughts or actions. Greenbrook has provided more than one million treatments to over 27,000 patients struggling with depression.

For further information please contact:

Glen Akselrod

Investor Relations

Greenbrook TMS Inc.

Contact Information:

investorrelations@greenbrooktms.com

1-855-797-4867